October 28, 2024

Linda Marb  n
Chief Executive Officer
Capricor Therapeutics, Inc.
10865 Road to the Cure, Suite 150
San Diego, CA 92121

       Re: Capricor Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed October 22, 2024
           File No. 333-282777
Dear Linda Marb  n:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Dickerson at 202-551-8013 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Robert R. Carlson, Esq.